-------------
  FORM 3            U.S. SECURITIES AND EXCHANGE COMMISSION
-------------                 Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Goelet, LLC (2)
     425 Park Avenue, 28th Floor
     New York, New York 10022
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     03/14/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Pogo Producing Company (PPP)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
Common Stock(1)                          12,615,816 (3)                (3)                  (3)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).



FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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

Explanation of Responses:

    (1)     The class of equity securities to which this joint statement on Form 3 relates is the common stock, par value
            $1.00 per share (the "Shares") of Pogo Producing Company, a Delaware corporation ("Pogo") with its principal executive offices at 5 Greenway Plaza, Suite 2700, Houston, Texas 77046.

    (2)     This statement is filed on behalf of the group of former shareholders of NORIC Corporation, a New York corporation
            ("NORIC"), consisting of certain trusts for the benefit of the descendants of Robert Walton Goelet, the trustees of such trusts, as well as Arthur Field, Gilbert Kerlin and his affiliate, Windward Oil & Gas Corporation, a Delaware corporation, all listed below (collectively, the "Group"). If no address is given, the person's business address is
            c/o Goelet, LLC, 425 Park Avenue, 28th floor, New York, New York 10022.

            In the aggregate, members of the Group acquired beneficial ownership of 12,615,816 Shares in connection with the merger of NORIC Corporation, a New York corporation ("NORIC") with and into Pogo (the "Merger") consummated on March 14, 2001 pursuant to the Agreement and Plan of Merger, dated November 19, 2000, among Pogo, NORIC, and shareholders of NORIC (the
            "Merger Agreement") in exchange for all of the outstanding shares of NORIC that they surrendered in the Merger.

            Robert G. Goelet, Philip Goelet, Edmond de La Haye Jousselin, John H. Manice and Pamela Manice are trustees of the following trusts for the benefit of Beatrice G. Manice: (i) Trust under Agreement dated August 26, 1930, (ii) Trust under Agreement dated July 27, 1935, and (iii) Trust under the Will of Robert Walton Goelet.


            Alexandra C. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the following trusts for the benefit of Robert G. Goelet: (i) Trust under Agreement dated August 26, 1930, (ii) Trust under Agreement dated July 27, 1935 and
            (iii) Trust under the Will of Robert Walton Goelet. In addition, Robert G. Goelet is a trustee of the trust under the
            Will of Robert Walton Goelet for the benefit of Robert G. Goelet.

            Robert G. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the Trust under Agreement dated July 27,
            1935 for the benefit of Francis Goelet.

            Robert G. Goelet, Christopher Goelet, Philip Goelet, Edmond de La Haye Jousselin and Robert S. Rich are trustees of the following trusts for the benefit of John Goelet: (i) Trust under Agreement dated December 18, 1931, (ii) Trust under
            Agreement dated July 27, 1935 and (iii) Trust under the Will of Robert Walton Goelet.

            Henrietta Goelet and Robert S. Rich are trustees of the Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet.

            Amelia M. Berkowitz, Robert G. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the Trust under
            Agreement dated September 4, 1980 for the benefit of Anne de La Haye Jousselin.

            The business address of John H. Manice is Strategen, LLC, 405 Park Avenue, Suite 1701, New York, NY 10022.

            Robert G. Manice's business address is 305 Newbury Street, Boston, MA 02116.

            The business address of Alexandra Gardiner Goelet is JP Morgan Chase & Co., 270 Park Avenue, New York, NY 10017.

            The business address of Philip Goelet and Christopher Goelet is Red Abbey, LLC, 2330 West Joppa Road, Suite 330,
            Lutherville, MD 21093.

            The business address of Gilbert Kerlin is Shearman & Sterling, 599 Lexington Avenue, New York, NY 10022.

            The business address of Windward Oil & Gas Corporation, is 4605 Post Oak Place Drive, Suite 220, Houston, Texas 77027.

            The business address of Arthur N. Field is Shearman & Sterling 599 Lexington Avenue, New York, New York 10022.

            The business address of Edmond de La Haye Jousselin is Worms Asset Management, 55 Rue de La Boetie, Paris 75008, France.

            The business address of Robert S. Rich is The Antelope Company, 555 Seventeenth Street, Suite 2400, Denver, CO 80202.

            The business address of Goelet, LLC 425 Park Avenue, 28th Floor, New York, New York 10022.


    (3)     The Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice is the direct beneficial owner of
            1,778,554 Shares.

            The Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice is the direct beneficial owner of
            571,678 Shares.

            The Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice is the direct beneficial owner of
            381,119 Shares.

            The Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet is the direct beneficial owner of
            1,778,554 Shares.

            The Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet is the direct beneficial owner of
            571,678 Shares.

            The Trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet is the direct beneficial owner of
            571,678 Shares.

            The Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet is the direct beneficial owner of
            571,678 Shares.

            The Trust under Agreement dated December 18, 1931 for the benefit of John Goelet is the direct beneficial owner of
            1,333,915 Shares.

            The Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet is the direct beneficial owner of 444,638 Shares.


            The Trust under Agreement dated July 27, 1935 for the benefit of John Goelet is the direct beneficial owner of 571,678
            Shares.

            The Trust under the Will of Robert Walton Goelet for the benefit of John Goelet is the direct beneficial owner of
            476,398 Shares.

            The Trust under Agreement dated December 4, 1980 for the benefit of Anne de La Haye Jousselin is the direct beneficial owner of 82,755 Shares.

            Robert G. Goelet beneficially owns 682,281 Shares directly and 6,351,978 Shares indirectly by his children, by the Trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet, and by himself as trustee of (a) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice; (b) the Trust under Agreement dated July
            27, 1935 for the benefit of Beatrice G. Manice; (c) the Trust under the Will of Robert Walton Goelet for the benefit of
            Beatrice G. Manice; (d) the Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet; (e) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet; (f) the Trust under Agreement dated July 27,
            1935 for the benefit of John Goelet; and (g) the Trust under the Will of Robert Walton Goelet for the benefit of John
            Goelet.

            John H. Manice beneficially owns 70,697 Shares directly and 2,731,351 Shares indirectly by himself as trustee of (a) the
            Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice; (b) the Trust under Agreement dated
            July 27, 1935 for the benefit of Beatrice G. Manice; and (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice.

            Robert G. Manice beneficially owns 29,449 Shares directly and 8,613 Shares indirectly as custodian for his minor children, Henry W. Manice, Emily P. Manice and Harriet W. Manice under the New York Uniform Transfers to Minors Act.

            Amelia M. Berkowitz beneficially owns 70,697 Shares directly.

            Alexandra Gardiner Goelet beneficially owns 47,640 Shares directly and 729,921 Shares indirectly by parent and sibling.

            Robert Gardiner Goelet beneficially owns 47,640 Shares directly and 729,921 Shares indirectly by parent and sibling.

            Pamela Manice beneficially owns 80,602 Shares directly and 2,731,351 Shares indirectly by herself as trustee of (a) the
            Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice; (b) the Trust under Agreement dated
            July 27, 1935 for the benefit of Beatrice G. Manice; and (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice.

            Phillip Goelet beneficially owns 175,379 Shares directly and 2,381,991 Shares indirectly by himself as trustee of (a)
            the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet; (b) the Trust under Agreement dated
            July 27, 1935 for the benefit of John Goelet; and (c) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet.

            Christopher Goelet beneficially owns 170,642 Shares directly and 2,381,991 Shares indirectly by himself as trustee of
            (a) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet; (b) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet; and (c) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet.

            Alexandra C. Goelet beneficially owns 3,017,190 Shares indirectly by her children and by herself as trustee of (a) the
            Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet; (b) the Trust under Agreement dated
            July 27, 1935 for the benefit of Robert G. Goelet; and (c) the Trust under the Will Robert Walton Goelet for the benefit of Robert G. Goelet.

            Henrietta Goelet beneficially owns 444,638 Shares indirectly by herself as trustee of the Trust under Agreement dated
            December 17, 1976 for the benefit of grandchildren of John Goelet.

            Edmond de La Haye Jousselin beneficially owns 2,814,106 Shares indirectly by himself as trustee of (a) the Trust under
            Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice; (b) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice; (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice
            G. Manice and (d) the Trust under Agreement dated September 4, 1980, as amended, for the benefit of Anne de La Haye
            Jousselin.

            Gilbert Kerlin beneficially owns 1,492,750 Shares directly and 590,698 Shares indirectly by Windward Oil & Gas
            Corporation.

            Windward Oil & Gas Corporation beneficially owns 590,698 Shares directly.

            Arthur N. Field beneficially owns 14,355 Shares directly.

            The filing of this Form 3 shall not be deemed as an admission that the members of the Group, for the purposes of section
            16 of the Securities Exchange Act of 1934, as amended, or otherwise, are the beneficial owners of the Shares reported by them under this Form 3, and accordingly, they disclaim beneficial ownership of the following Shares: (1) the Trust under
            Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice disclaims beneficial ownership of 1,778,554
            Shares, (2) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice disclaims beneficial ownership of 571,678 Shares, (3) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice disclaims beneficial ownership of 381,119 Shares, (4) the Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet disclaims beneficial ownership of 1,778,554 Shares, (5) the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet disclaims beneficial ownership of 571,678 Shares, (6) the Trust under the Will of Robert Walton Goelet disclaims beneficial ownership of 571,678 Shares, (7) the Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet disclaims beneficial ownership of 571,678 Shares, (8) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet disclaims beneficial ownership of 1,333,915
            Shares, (9) the Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet disclaims beneficial ownership of 444,638 Shares, (10) the Trust under Agreement dated July 27, 1935 for the benefit of John
            Goelet disclaims beneficial ownership of 571,678 Shares, (11) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet disclaims beneficial ownership of 476,398 Shares, (12) the Trust under Agreement dated September
            4, 1980 for the benefit of Anne de La Haye Jousselin disclaims beneficial ownership of 82,755 Shares, (13) Robert G.
            Goelet disclaims beneficial ownership of 6,351,978 Shares, (14) John H. Manice disclaims beneficial ownership of
            2,731,351 Shares, (15) Robert G. Manice disclaims beneficial ownership of 8,613 Shares, (16) Pamela Manice disclaims beneficial ownership of 2,731,351 Shares, (17) Alexandra Gardiner Goelet disclaims beneficial ownership of 729,921
            Shares, (18) Robert Gardiner Goelet disclaims beneficial ownership of 729,921 Shares, (19) Philip Goelet disclaims beneficial ownership of 2,381,991 Shares, (20) Christopher Goelet disclaims beneficial ownership of 2,381,991 Shares
            (21) Alexandra C. Goelet disclaims beneficial ownership of 3,017,190 Shares, (22) Henrietta Goelet disclaims beneficial ownership of 444,638 Shares, (23) Edmond de La Haye Jousselin disclaims beneficial ownership of 2,814,106 Shares and
            (24) Goelet, LLC disclaims beneficial ownership of all 12,615,816 Shares.

            References to, and descriptions of, the Merger and the Merger Agreement as set forth herein are qualified in their entirety by reference to the Merger Agreement, which is filed as Annex A to Pogo's Preliminary Proxy Statement on
            Schedule 14A filed with the Securities and Exchange Commission on January 12, 2001 and listed as Exhibit 2 to the
            Group's Schedule 13D filed on March 26, 2001 and is incorporated herein in its entirety where such references and descriptions appear.


            March 26, 2001


                                   ROBERT G. GOELET

                                   /s/ Robert S. Goelet*
                                   -----------------------------------
                                   Individually and as Trustee of (a) the Trust
                                   u/a dated August 26, 1930 f/b/o Beatrice G.
                                   Manice; (b) the Trust u/a dated July 27, 1935 f/b/o Beatrice G. Manice; (c) the Trust u/w of Robert Walton Goelet f/b/o Beatrice G. Manice; (d) the Trust u/w of Robert Walton Goelet f/b/o Robert G. Goelet; (e) the Trust u/a dated July 27, 1935 f/b/o Francis Goelet;
                                   (f) the Trust u/a dated December 18, 1931
                                   f/b/o John Goelet; (g) the Trust u/a dated
                                   July 27, 1935 f/b/o John Goelet; (h) the
                                   Trust u/w of Robert Walton Goelet f/b/o John
                                   Goelet; and (i) the Trust u/a dated September 4, 1980, as amended, f/b/o Anne de La Haye Jousselin


                                   JOHN H. MANICE

                                   /s/ John H. Manice*
                                   -----------------------------------
                                   Individually, and as Trustee of (a) the Trust u/a dated August 26, 1930 f/b/o Beatrice G. Manice; (b) the Trust u/a dated July 27, 1935 f/b/o Beatrice G. Manice; and (c) the Trust u/w of Robert Walton Goelet f/b/o Beatrice G. Manice


                                   ROBERT G. MANICE

                                   /s/ Robert G. Manice*
                                   ------------------------------------

                                   AMELIA M. BERKOWITZ

                                   /s/ Amelia M. Berkowitz*
                                   -----------------------------------
                                   Individually and as Trustee of the Trust u/a
                                   dated September 4, 1980, as amended, f/b/o
                                   Anne de La Haye Jousselin


                                   PAMELA MANICE

                                   /s/ Pamela Manice*
                                   -----------------------------------
                                   Individually and as Trustee of (a) the Trust
                                   u/a dated August 26, 1930 f/b/o Beatrice G.
                                   Manice; (b) the Trust u/a dated July 27, 1935 f/b/o Beatrice G. Manice; and (c) the Trust u/w of Robert Walton Goelet f/b/o Beatrice G. Manice


                                   ALEXANDRA GARDINER GOELET

                                   /s/ Alexandra Gardiner Goelet*
                                   ------------------------------------


                                   ROBERT GARDINER GOELET

                                   /s/ Robert Gardiner Goelet*
                                   ------------------------------------


                                   PHILIP GOELET

                                   /s/ Philip Goelet*
                                   -----------------------------------
                                   Individually and as Trustee of (a) the Trust
                                   u/a dated August 26, 1930 f/b/o Beatrice G.
                                   Manice; (b) the Trust u/a dated July 27, 1935 f/b/o Beatrice G. Manice; (c) the Trust u/w of Robert Walton Goelet f/b/o Beatrice G. Manice; (d) the Trust u/a dated August 26, 1930 f/b/o Robert G. Goelet; (e) the Trust u/a dated July 27, 1935 f/b/o Robert G. Goelet; (f) the Trust u/w of Robert Walton Goelet f/b/o Robert G. Goelet; (g) the Trust u/a dated July 27, 1935 f/b/o Francis Goelet;
                                   (h) the Trust u/a dated December 18, 1931
                                   f/b/o John Goelet; (i) the Trust u/a dated
                                   July 27, 1935 f/b/o John Goelet; (j) the
                                   Trust u/w of Robert Walton Goelet f/b/o John
                                   Goelet; and (k) the Trust u/a dated September 4, 1980, as amended, f/b/o Anne de La Haye Jousselin


                                   CHRISTOPHER GOELET

                                   /s/ Christopher Goelet*
                                   -----------------------------------
                                   Individually and as Trustee of (a) the Trust
                                   u/a dated December 18, 1931 f/b/o John
                                   Goelet; (b) the Trust u/a dated July 27, 1935 f/b/o John Goelet; and (c) the Trust u/w of Robert Walton Goelet f/b/o John Goelet

                                   GILBERT KERLIN

                                   /s/ Gilbert Kerlin*
                                   ------------------------------------


                                   WINDWARD OIL & GAS CORPORATION

                                   /s/ Gilbert Kerlin*
                                   ------------------------------------
                                   By: Gilbert Kerlin


                                   ARTHUR N. FIELD

                                   /s/ Arthur N. Field*
                                   ------------------------------------


                                   HENRIETTA GOELET

                                   /s/ Henrietta Goelet*
                                   -----------------------------------
                                   As Trustee of the Trust u/a dated December
                                   17, 1976 f/b/o grandchildren of John Goelet


                                   ALEXANDRA C. GOELET

                                   /s/ Alexandra C. Goelet*
                                   -----------------------------------
                                   As Trustee of (a) the Trust u/a dated August
                                   26, 1930 f/b/o Robert G. Goelet; (b) the
                                   Trust u/a dated July 27, 1935 f/b/o Robert G. Goelet; and (c) the Trust u/w Robert Walton Goelet f/b/o Robert G. Goelet


                                   EDMOND DE LA HAYE JOUSSELIN

                                   /s/ Edmond de La Haye Jousselin*
                                   -----------------------------------
                                   As Trustee of (a) the Trust u/a dated August
                                   26, 1930 f/b/o Beatrice G. Manice; (b) the
                                   Trust u/a dated July 27, 1935 f/b/o Beatrice
                                   G. Manice; (c) the Trust u/w of Robert Walton Goelet f/b/o Beatrice G. Manice; (d) the Trust u/a dated August 26, 1930 f/b/o Robert
                                   G. Goelet; (e) the Trust u/a dated July 27,
                                   1935 f/b/o Robert G. Goelet; (f) the Trust
                                   u/w of Robert Walton Goelet f/b/o Robert G.
                                   Goelet; (g) the Trust u/a dated July 27, 1935 f/b/o Francis Goelet; (h) the Trust u/a dated December 18, 1931 f/b/o John Goelet; (i) the Trust u/a dated July 27, 1935 f/b/o John Goelet; (j) the Trust u/w of Robert Walton Goelet f/b/o John Goelet; and (k) the Trust u/a dated September 4, 1980, as amended, f/b/o Anne de La Haye Jousselin

                                   ROBERT S. RICH

                                   /s/ Robert S. Rich*
                                   -----------------------------------
                                   As Trustee of (a) the Trust u/a dated
                                   December 18, 1931 f/b/o John Goelet; (b) the
                                   Trust u/a dated July 27, 1935 f/b/o John
                                   Goelet; (c) the Trust u/w of Robert Walton
                                   Goelet f/b/o John Goelet; and (d) the Trust
                                   u/a dated December 17, 1976 f/b/o
                                   grandchildren of John Goelet


                                   GOELET, LLC**

                                   /s/ Mark Rosenbaum
                                   ------------------------------------
                                   By: Mark Rosenbaum
                                   Its: Chief Financial
                                   Officer and Treasurer


                                   /s/ Thomas Antoshak
                                   -------------------------------------
                                   By: Thomas Antoshak
                                   Its: Assistant Treasurer


                                   *GOELET, LLC
                                   Attorney-in-fact

                                   /s/ Mark Rosenbaum
                                   ------------------------------------
                                   By: Mark Rosenbaum
                                   Its: Chief Financial Officer
                                   and Treasurer


                                   /s/ Thomas Antoshak
                                   -------------------------------------
                                   By: Thomas Antoshak
                                   Its: Assistant Treasurer


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.